UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                                 TYCO TOYS, INC.
                         -----------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)



                                    902128107
                            -----------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 902128107                                           Page 2 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               DELAWARE

                      5      Sole Voting Power
 Number of                          2,373,819
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           2,373,819
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,373,819

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             6.4%

12      Type of Reporting Person*

               BD, IA, PN

                                  SCHEDULE 13G

CUSIP No. 902128107                                           Page 3 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          2,373,819
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    2,373,819

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               IN, HC

                                  SCHEDULE 13G

CUSIP No. 902128107                                           Page 4 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          2,373,819
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    2,373,819

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               IN, HC

Item 1(a)      Name of Issuer:

               Tyco Toys, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               6000 Midlantic Drive, Mt. Laurel, New Jersey  08054.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of the following reporting persons (the "Reporting Persons"): (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon"), (ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief operating officer of Angelo, Gordon.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

     (i) The principal business office of Angelo, Gordon is located at 245 Park Avenue, New York, NY 10167.

     (ii) The address of the principal business office of Mr. Angelo is 245 Park Avenue, New York, NY 10167.

     (iii) The address of the principal business office of Mr. Gordon is 245 Park Avenue, New York, NY 10167.

Item 2(c)      Citizenship:

     (i)       Angelo, Gordon is a Delaware limited partnership.

     (ii)      Mr. Angelo is a citizen of the United States.

     (iii)     Mr. Gordon is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.01 par value (the "Shares").

Item 2(e)      CUSIP Number:

               902128107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (ii)      Mr. Angelo is a "parent holding company."

     (iii)     Mr. Gordon is a "parent holding company."

Item 4.        Ownership:

 (a)           Amount Beneficially Owned:

     (i) As of December 31, 1996, Angelo, Gordon may be deemed to be the beneficial owner of 2,373,819 Shares as a result of voting and dispositive powers that it held with respect to: (A) 22,500 Shares it held for its own account and 193,700 Shares held for the account of eleven private investment funds and managed accounts for which it acts as general partner and/or investment adviser ("Funds"), (B) 46 call options, each to purchase 100
               Shares ("Calls") it held for its own account, which are exercisable for 4,600 Shares, and 568 Calls held for the account of eleven Funds, which are exercisable for 56,800 Shares, and (C) 454,000 Tyco Toys, Inc. $0.4125 Depositary Shares, each representing one-twenty-fifth (1/25) of a share of Series C Mandatorily Convertible Redeemable Preferred Stock ("Depositary Shares") it held for its own account, which are convertible into 372,144 Shares, and 2,103,330 Depositary Shares held for the account of thirteen Funds, which are convertible into 1,724,075 Shares.

     (ii) Mr. Angelo may be considered a beneficial owner of the 2,373,819 Shares deemed to be beneficially owned by Angelo, Gordon referred to in paragraph (a)(i) above (assuming exercise of the Calls and conversion of the 454,000 Depositary Shares and the 2,103,300 Depositary Shares of which Angelo Gordon may be deemed to be the beneficial owner). Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

     (iii) Mr. Gordon may be considered a beneficial owner of the 2,373,819 Shares deemed to be beneficially owned by Angelo, Gordon referred to in paragraph (a)(i) above (assuming exercise of the Calls and conversion of the 454,000 Depositary Shares and the 2,103,300 Depositary Shares of which Angelo, Gordon may be deemed to be the beneficial owner). Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

 (b)           Percent of Class:

               The number of Shares deemed to be beneficially owned by Angelo, Gordon constitute 6.4% of the total number of Shares which would be outstanding assuming exercise of the Calls and conversion of the 454,000 Depositary Shares and the 2,103,300 Depositary Shares of which Angelo, Gordon may be deemed to be the beneficial owner.

 (c)           Number of shares as to which such person has:



                                      Angelo,Gordon    Mr. Angelo    Mr. Gordon
                                      -------------    ----------    ----------

(i)       sole power to vote or to
          direct the vote:              2,373,819           0             0

(ii)      shared power to vote or
          to direct the vote:              0          2,373,819      2,373,819

(iii)     sole power to dispose or
          to direct the disposition of: 2,373,819           0             0

(iv)      shared power to dispose or
          to direct the disposition of:    0          2,373,819      2,373,819


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The limited partners of (or investors in) each of thirteen funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their respective funds (including the Shares if and when received upon exercise of the Calls and/or conversion of the Depositary Shares) in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported On by the Parent  Holding
               Company:

               See Exhibit B.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 1997               ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             General Partner

                                             By:  /S/ MICHAEL L. GORDON
                                                  -----------------------------
                                                  Name: Michael L. Gordon
                                                  Title:General Partner



Dated:  February 13, 1997               /S/ JOHN M. ANGELO
                                        ---------------------------------------
                                        JOHN M. ANGELO


Dated:  February 13, 1997               /S/ MICHAEL L. GORDON
                                        ---------------------------------------
                                        MICHAEL L. GORDON

                                    EXHIBITS


                                                                           Page
                                                                          ------

A.     Joint Filing Agreement, dated February 13, 1997, by and among
       Angelo,  Gordon & Co.,  L.P.,  Mr.  John M.  Angelo  and Mr.
       Michael L. Gordon ..................................................10

B.     Item 7 disclosure ..................................................11